                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington  D.C. 25049



                                   FORM 11-K


  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 1997
                                  ---------------------------------

  [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________________ to _________________


                         Commission File Number 1-14266
                                                -------


    MOORESVILLE SAVINGS BANK, SSB EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
    ------------------------------------------------------------------------
                            (Full title of the Plan)

                          CODDLE CREEK FINANCIAL CORP.
                          ----------------------------
                       (Name of issuer of the securities)

                             347 North Main Street
                              Post Office Box 117
                       Mooresville, North Carolina 28115
                       ---------------------------------
               (Address of Principal executive office) (Zip code)

Item 4.

The following is being provided in lieu of Items 1-3, whereby plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Due to the number of plan participants, this plan is not subject to the audit requirements of ERISA.

                         MOORESVILLE SAVINGS BANK, SSB

                   EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

                                FINANCIAL REPORT

                                   (COMPILED)

                               DECEMBER 31, 1997

                                    CONTENTS

---------------------------------------------------------------------------------------------
INDEPENDENT ACCOUNTANT'S REPORT                                                          1
---------------------------------------------------------------------------------------------

FINANCIAL STATEMENTS

 Statements of net assets available for benefits                                         3

 Statement of changes in net assets available for benefits (with fund information)   4 - 5

SUPPLEMENTARY INFORMATION

 Item 27a - Schedule of assets held for investment purposes                              6

 Item 27d - Schedule of reportable transactions                                          7

---------------------------------------------------------------------------------------------

                        INDEPENDENT ACCOUNTANT'S REPORT


To the Plan Administrator
Mooresville Savings Bank, SSB
 Employees Savings and Profit Sharing Plan
Mooresville, North Carolina


We have compiled the accompanying statements of net assets available for benefits of the Mooresville Savings Bank, SSB Employees Savings and Profit Sharing Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits (with fund information) for the year ended December 31, 1997 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is the representation of management in the form of financial statements. We have not audited or reviewed the accompanying financial statements or supplementary schedules and, accordingly, do not express an opinion or any other form of assurance on them.

The Plan Administrator has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the plan's net assets available for benefits and changes therein. Accordingly, these financial statements are not designed for those who are not informed about such matters.



Charlotte, North Carolina
October 7, 1998

                                       1
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                                       2

MOORESVILLE SAVINGS BANK, SSB
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1997 and 1996
See Accountant's Report


                                                                   1997           1996
------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value
 Certificates of deposit                                       $    37,000     $ 1,006,284
 Money market account                                               10,503         --
 Mutual funds                                                      284,878         --
 Loans to participants                                              85,898         102,152
                                                             ----------------------------------
       Total investments                                           418,279       1,108,436
                                                             ----------------------------------
Receivables
 Due from broker for securities transaction pending                877,700         --
 Accrued interest and dividends                                      3,872         --
 Accrued employer contributions                                     50,000         --
                                                             ----------------------------------
                                                                   931,572         --
                                                             ----------------------------------

       Total assets                                              1,349,851       1,108,436

LIABILITIES
Trust and record keeping fees payable                                  335         --
                                                             ----------------------------------

       Net assets available for benefits                       $ 1,349,516     $ 1,108,436
                                                             ==================================

MOORESVILLE SAVINGS BANK, SSB
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
Year Ended December 31, 1997
See Accountant's Report

                                      ----------------------------------------------------------
                                                                                      Government
                                         Certificates    Mooresville      Equity        Money
                                          of Deposit        Stock         Index        Market
                                             Fund            Fund          Fund         Fund
                                      ----------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
   Net appreciation in fair
    value of investments                $      --        $    --       $  18,433     $    --
   Interest                                 57,852         17,503          2,991          --
   Dividends                                   --             --             --           220
                                      ----------------------------------------------------------
                                            57,852         17,503         21,424          220
                                      ----------------------------------------------------------
 Contributions:
   Employer                                 67,534            --             --           --
   Participants                             56,643         12,641          2,179          --
                                      ----------------------------------------------------------
                                           124,177         12,641          2,179          --
                                      ----------------------------------------------------------
       Total additions                     182,029         30,144         23,603          220
                                      ----------------------------------------------------------
Deductions from net assets
 attributed to:
 Benefits paid to participants               4,245            --            --            --
 Administrative expenses                        33            634           339            11
                                      ----------------------------------------------------------
       Total deductions                      4,278            634           339            11
                                      ----------------------------------------------------------
 Net increase
   prior to interfund transfers            177,751         29,510        23,264           209
   Interfund transfers                  (1,089,703)       866,803       237,204        10,294
                                      ----------------------------------------------------------
       Net increase (decrease)            (911,952)       896,313       260,468        10,503
Net assets available for benefits:
 Beginning of year                       1,006,284            --            --            --
                                      ----------------------------------------------------------
 End of year                            $   94,332     $  896,313    $  260,468      $ 10,503
                                      ==========================================================

                                     -------------------------------------------------------------------

                                     International        Growth            Loan
                                         Fund              Fund             Fund             Total
                                     -------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
   Net appreciation in fair
    value of investments             $         16     $          8     $       --       $      18,457
   Interest                                   --              --              9,792            88,138
   Dividends                                  --              --               --                 220
                                     -------------------------------------------------------------------
                                               16                8            9,792           106,815
                                     -------------------------------------------------------------------
 Contributions:
   Employer                                   --              --               --              67,534
   Participants                               --               532             --              71,995
                                     -------------------------------------------------------------------
                                              --               532             --             139,529
                                     -------------------------------------------------------------------
       Total additions                         16              540            9,792           246,344
                                     -------------------------------------------------------------------
Deductions from net assets
 attributed to:
 Benefits paid to participants                --              --               --               4,245
 Administrative expenses                        2             --               --               1,019
                                     -------------------------------------------------------------------
       Total deductions                         2             --               --               5,264
                                     -------------------------------------------------------------------
 Net increase
   prior to interfund transfers                14              540            9,792           241,080
   Interfund transfers                      1,448             --            (26,046)             --
                                     -------------------------------------------------------------------
       Net increase (decrease)              1,462              540          (16,254)          241,080
Net assets available for benefits:
 Beginning of year                            --              --            102,152         1,108,436
                                     -------------------------------------------------------------------
 End of year                         $      1,462     $        540     $     85,898     $   1,349,516
                                     ===================================================================

                         MOORESVILLE SAVINGS BANK, SSB
                   EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1997
                  Sponsor Federal I.D. #56-0326988 (Plan #002)
                            See Accountant's Report


(a)   (b) Identity of issue, lessor,    (c) Description of investment        (d) Cost    (e) Current
          or similar party                including maturity date, rate                       Value
                                          of interest, collateral, par or
                                          maturity value
-----------------------------------------------------------------------------------------------------
       Certificates of deposits:
*      Mooresville Savings Bank     6.77%, due 4/29/98                     $  37,000     $  37,000
                                                                          ----------------------------
       Money market:
*      Pentegra Group               BGI Government money market fund          10,503        10,503
                                                                         ----------------------------
       Mutual funds:
*      Pentegra Group               BGI-equity index fund (21,216 shares)    242,051       260,468
*      Pentegra Group               BGI-international fund (158 shares)        1,446         1,462
*      Pentegra Group               BGI-growth fund (52 shares)                  532           540
*      Pentegra Group               Collective short term
                                      investment fund (22,408 shares)         22,408        22,408
                                                                         ----------------------------
                                                                             266,437       284,878
                                                                         ----------------------------

*      Loans to participants                                                  85,898        85,898
                                                                         ----------------------------
                                                                           $ 399,838     $ 418,279
                                                                         ============================


*  Represents a party in interest.

                         MOORESVILLE SAVINGS BANK, SSB
                   EMPLOYEES SAVINGS AND PROFIT SHARING PLAN


                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     For the Year Ended December 31, 1997
                 Sponsor Federal I.D. #56-0326988 (Plan #002)
                            See Accountant's Report

                                                           Purchases
                                                ------------------------------
   Identity of Party Involved      Description      Purchase     Current Value
                                     of Asset         Price       of Asset on
                                                                  Transaction
                                                                     Date
----------------------------------------------------------------------------------
*Mooresville Savings Bank
 Mooresville Savings Bank         Certificate of
                                  Deposit         $    37,000     $    37,000
*Bank of New York
 Collective short term            Mutual Fund       1,830,537       1,830,537
  investment fund

*Bank of New York
 BGI-Equity index fund            Mutual Fund         242,375         242,375
                                                                              Sales
                                                 --------------------------------------------------------------
   Identity of Party Involved      Description      Selling        Cost of      Current Value     Net Gain or
                                     of Asset        Price         Assets        of Asset on         (Loss)
                                                                                 Transaction
                                                                                    Date
------------------------------------------------ --------------------------------------------------------------
*Mooresville Savings Bank
 Mooresville Savings Bank         Certificate of
                                  Deposit        $  1,006,284   $  1,006,284     $  1,006,284     $    --
*Bank of New York
 Collective short term            Mutual Fund       1,808,129      1,808,129        1,808,129          --
  investment fund
*Bank of New York
 BGI-Equity index fund            Mutual Fund             340            324              340          16

*  Represents a party in interest.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    CODDLE CREEK FINANCIAL CORP.


Dated         October 23, 1998                By:   /s/ George W. Brawley, Jr.
         ---------------------------                --------------------------
                                                    George W. Brawley, Jr.
                                                    President and CEO


Dated         October 23, 1998                By:   /s/ Billy R. Williams
         ---------------------------                --------------------------
                                                    Billy R. Williams
                                                    Secretary/Controller